Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Mirion Technologies Reports Fiscal Year 2021 Results

•	Fiscal 2021 GAAP revenue of $612 million[1], up 27.9% from the prior-year period; pro-forma adjusted revenue increased 5.4% to $686 million[2]

•	Fiscal 2021 GAAP net loss of $(158) million; includes $122 million in non-cash interest expense related to shareholder notes payable to previous owners

•	Pro-forma adjusted EBITDA of $173 million[3], 18.4% higher compared to the prior-year period; Pro-forma adjusted EBITDA margin up 280 basis points to 25.2%

•	Mirion reiterates fiscal 2022 guidance

•	Proposed business combination with GSAH Corp II is expected to close in the fourth quarter of 2021, subject to satisfaction of closing conditions, including certain regulatory approvals

Atlanta, GA (September 8, 2021) – Mirion Technologies, Inc. (“Mirion”), a leading provider of detection, measurement, analysis and monitoring solutions to the medical, nuclear, research and defense end markets, today announced its fiscal year 2021 results.

Thomas Logan, Mirion CEO, said “I am pleased with our fiscal year 2021 results. We delivered solid growth and expanding margins despite the continuing global impact of the COVID-19 pandemic. In addition, we finished the year with continued demand and a strong backlog enhancing our visibility for the year ahead. For fiscal year 2022, we expect to deliver mid-single digit organic growth driven by our leading product portfolio, and augmented by disciplined acquisitive growth.”

Larry Kingsley, incoming Chairman4, said “Mirion is well positioned to continue to drive long-term growth and significant shareholder value. Tom and his team have done a great job in building leading positions across industries through a global footprint, featuring real technological differentiation, limited macro-economic sensitivity, and opportunities for sustained improvements over time. Coupled with a robust product portfolio, a strong R&D platform, and ample room for integration and efficiency initiatives, I am excited about the near and long-term prospects for internal and external stakeholders.”

Business Highlights

•

Fiscal 2021 revenue of $612 million, up 27.9% from the prior-year period; pro-forma adjusted revenue increased 5.4% to $686 million driven by resilient core market growth and continued success of key new product introductions.

•	Medical revenues increased by 148.7% to $155.7 million primarily due to the acquisitions of Sun Nuclear, Biodex, and AWST.

•

Industrial revenues were $455.9 million, up 9.7% from the prior year largely as a result of new product offerings in the Radiological Search, Measurement and Analysis Systems product group, favorable foreign exchange benefits and a small year-over-year benefit of the Selmic acquisition.

•

Mirion continues to see medical end-market acceleration driven by normalizing demand trends off of pandemic lows, increasing share of wallet, and international growth opportunities; Industrial end market is seeing an increase in new construction sites, the restart of delay programs and progress in new nuclear countries.

•

Fiscal 2021 net loss of $(158) million; Pro-forma adjusted EBITDA of $173 million, 18.4% higher compared to the prior-year period, driven by higher volumes, cost discipline, materialization of M&A synergies and successful execution of strategic operational efficiency actions.

•	Backlog as of June 30, 2021 was $716 million inclusive of Biodex and Sun Nuclear acquisitions.

•	Integration and efficiency initiatives related to the Sun Nuclear and Biodex acquisitions continue to progress as expected.

Mirion Reiterates Guidance5

Mirion reiterates its fiscal 2022 guidance consistent with guidance given in connection with the announcement of the proposed business combination:

•	Pro forma adjusted revenue of approximately $723 million, representing year-over-year growth of 5.4%

•	Adjusted EBITDA of approximately $179 million

Mirion has previously announced its entry into a business combination agreement with GS Acquisition Holdings Corp II (“GSAH”) (NYSE: GSAH), a special purpose acquisition company (SPAC), that is expected to result in Mirion becoming a publicly listed company.

Tom Knott, CEO of GSAH added, “We are pleased with Mirion’s fiscal 2021 results as we continue to work towards closing the proposed business combination. Mirion is a high quality, defensive business with a long operating history, strong cash flows, and multiple paths for continued growth and margin expansion. We remain confident in the short- and long-term potential of Mirion, as evidenced by our market-leading deferred promote structure,6 a $200 million PIPE investment, and additional $125 million equity backstop.7”

Use of Non-GAAP Financial Information

Mirion believes that the presentation of non-GAAP financial information provides important supplemental information to management and investors regarding financial and business trends relating to Mirion’s financial condition and results of operations. For further information regarding these non-GAAP measures, including the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, please refer to the “Explanation and Reconciliation of Non-GAAP Financial Measures” section of this press release. For further information on Mirion’s fiscal year 2021 results, please see the registration statement on Form S-4 that was filed by GSAH with the SEC.

1. U.S. Generally Accepted Accounting Principles is referred to as “GAAP”.

2. Adjusted revenues is defined as U.S. GAAP revenues adjusted to remove the impact of purchase accounting on the recognition of deferred revenue. Pro forma adjusted revenues is equal to adjusted revenues plus the pro forma impact to revenues of all acquisitions reflected for each respective year. Adjusted revenues and pro forma adjusted revenues are non-GAAP financial measures. Please see “Explanation and Reconciliation of Non-GAAP Financial Measures” for a reconciliation of non-GAAP financial measures contained in this press release to the most comparable GAAP financial measures.

3. Adjusted EBITDA is defined as EBITDA excluding the items described under “Explanation and Reconciliation of Non-GAAP Financial Measures.” Pro forma adjusted EBITDA is equal to adjusted EBITDA plus the pro forma impact to EBITDA of all acquisitions reflected for each respective year and reflects constant foreign exchange rates.

4. Larry Kingsley has been nominated by GSAH for election by its stockholders in connection with the proposed business combination with GS Acquisition Holdings Corp II.

5. The financial outlook is forward-looking and actual results may differ materially as a result of many factors. Guidance for non-GAAP financial measures excludes the impact of purchase accounting on the recognition of deferred revenue, stock compensation expense, debt extinguishment, and the impact of foreign currency rates and purchase accounting adjustments. We have not provided the most directly comparable GAAP measures because certain items are out of our control or cannot be reasonably predicted. Accordingly, a reconciliation for pro forma adjusted revenue and adjusted EBITDA is not available without unreasonable effort.

6. GS Acquisition Holdings Corp II founder shares (the “promote,” excluding warrants) are subject to vesting in three equal tranches, based on the volume-weighted average price of GSAH Class A common stock being greater than or equal to $12.00, $14.00 and $16.00 per share (each, a “Founder Share Vesting Event”) for any 20 trading days in any 30 consecutive trading day period. The founder shares will be forfeited to the Company for no consideration if they fail to vest within five years of the closing of the business combination. Vesting of the founder shares will be accelerated upon certain sale events based on the per share price of GSAH Class A common stock in such sale event.

7. The $200 million PIPE investment was committed by affiliates of The Goldman Sachs Group, Inc. and may be syndicated prior to the closing of the business combination. The $125 million equity backstop commitment is to be used in the event that the minimum cash condition in the business combination agreement is not satisfied.

Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

Other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

Adjusted revenues is defined as U.S. GAAP revenues adjusted to remove the impact of purchase accounting on the recognition of deferred revenue.

Pro forma adjusted revenues is equal to adjusted revenues plus the pro forma impact to revenues of all acquisitions reflected for each respective year.

Adjusted EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization the other items described in the table below.

Pro forma adjusted EBITDA is equal to adjusted EBITDA plus the pro forma impact to EBITDA of all acquisitions reflected for each respective year.

	Year Ended June 30, 2021		Year Ended June 30, 2020		Year Ended June 30, 2019
($ in millions)	Revenues	Net Loss	Revenues	Net Loss	Revenues	Net Loss
Total GAAP	$611.6	$(158.4)	$478.2	$(119.1)	$440.1	$(122.0)
Revenue reduction from purchase accounting	8.0	8.0	0.2	0.2	—	—
Cost of revenues impact from inventory valuation purchase accounting		5.2		1.6		0.1
Foreign currency (gain) loss, net		13.4		(0.6)		(3.2)
Amortization of acquired intangibles		62.8		50.6		53.0
Non-operating expenses(1)(2)(3)		43.1		20.1		14.7
Tax impact of adjustments above		(28.9)		(16.1)		(19.9)
Adjusted	$619.6	$(54.8)	$478.4	$(63.3)	$440.1	$(77.3)
Proforma Adjustments(4)	66.3		172.1		186.8
Pro forma Adjusted	$685.9		$650.5		$626.9

($ in millions)	Year Ended June 30, 2021	Year Ended June 30, 2020	Year Ended June 30, 2019
Net loss	$(158.4)	$(119.1)	$(122.0)
Interest expense, net	163.2	149.2	143.5
Income tax (benefit) provision	(5.9)	(5.5)	(4.2)
Amortization	62.8	50.6	53.0
EBITA	$61.7	$75.2	$70.3
Depreciation	20.8	17.9	16.5
EBITDA	$82.5	$93.1	$86.8
Stock compensation expense	—	0.2	0.1
Debt extinguishment	—	—	12.8
Foreign currency (gain) loss, net	13.4	(0.6)	(3.2)
Revenue reduction from purchase accounting	8.0	0.2	—
Cost of revenues impact from inventory valuation purchase accounting	5.2	1.6	0.1
Non-operating expenses(1)(2)(3)	43.1	20.1	14.7
Adjusted EBITDA	$152.2	$114.6	$111.3
Proforma Adjustments(4)	20.4	31.2	30.5
Pro forma Adjusted EBITDA	$172.6	$145.8	$141.8

(1)

Pre-tax non-operating expenses of $43.1 million for the year ended June 30, 2021 includes $14.2 million of legal and professional fees related to the proposed business combination with GS Acquisition Holdings Corp II and costs to prepare for becoming a public company, $13.1 million in costs to achieve integration and operational synergies, $5.9 million of mergers and acquisition expenses, $5.5 million of restructuring costs and $4.5 million of costs to achieve information technology system integration and efficiency.

(2)

Pre-tax non-operating expenses of $20.1 million for the year ended June 30, 2020 includes $10.8 million of mergers and acquisition expenses, $3.8 million of costs to achieve operational synergies, $3.4 million of costs to achieve information technology system integration and efficiency and $1.6 million of expenses related to debt refinancing.

(3)

Pre-tax non-operating expenses of $14.7 million for the year ended June 30, 2019 includes $6.5 million of mergers and acquisition expenses, $2.8 million of costs to achieve information technology system integration and efficiency, $2.8 million of costs to achieve operational synergies and $0.5 million of expenses related to debt refinancing.

(4)

Pro forma adjustments include run-rate historical acquisition performance and FX adjustments to remove the impact of FX across periods; historical acquisition performance reflects Mirion management estimates.

About GSAH

GS Acquisition Holdings Corp II (NYSE: GSAH) is a special purpose acquisition company formed for the purpose of effecting merger, stock purchase or similar business combination with one or more businesses. The company is sponsored by an affiliate of The Goldman Sachs Group, Inc. In June 2020, GSAH completed its initial public offering, raising $750 million from investors.

About Mirion

Mirion Technologies is a leading provider of detection, measurement, analysis and monitoring solutions to the nuclear, defense, medical and research end markets. The organization aims to harness its unrivaled knowledge of ionizing radiation for the greater good of humanity. Many of the company’s end markets are characterized by the need to meet rigorous regulatory standards, design qualifications and operating requirements. Headquartered in Atlanta (GA – USA), Mirion employs around 2,500 people and operates in 13 countries. For more information, and for the latest news and content from Mirion, visit Mirion.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding Mirion’s estimated future financial performance, financial position and financial impacts of the potential business combination, Mirion’s mergers and acquisitions strategy, the satisfaction of closing conditions to the potential business combination and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential business combination, the timing of the completion of the potential business combination, and the business strategy, plans and objectives of management for future operations of Mirion, including as they relate to the potential business combination . Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the preliminary proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this release speak only as of the date of this release. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 was filed by GSAH with the SEC. The Form S-4 includes a proxy statement to be distributed to holders of GSAH’s common stock in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of Mirion relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about GSAH, Mirion and the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to GSAH’s stockholders as of a record date to be established for voting on the proposed business combination. GSAH’s stockholders will may obtain copies of such documents, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting set forth in the proxy statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/prospectus that GSAH has filed with the SEC.

For investor inquiries, please contact:

GS Acquisition Holdings Corp

Please email: IR-GSPCS@gs.com

For media inquiries, please contact:

Phil Denning / Nora Flaherty

E MirionPR@ICRinc.com

Leslie Shribman

Goldman Sachs & Co. LLC

T +1 212-902-5400

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